EXHIBIT 99.1

XORTX Reports that Independent Proxy Advisory Firms Recommend XORTX Shareholders Vote “For” the Share Consolidation

  Your vote is important – Vote well in advance of the proxy voting deadline: March 20, 2026
  XORTX’s board of directors unanimously recommends that Shareholders vote FOR all resolutions
  Shareholder questions or need voting assistance? Please contact Laurel Hill Advisory Group by email at assistance@laurelhill.com, or by texting “INFO” to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America).

CALGARY, Alberta, March 13, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, is pleased to announce that independent proxy advisory firms, including Institutional Shareholder Services (“ISS”) have recommended shareholders vote “FOR” on the share consolidation at the upcoming shareholder meeting scheduled for March 24, 2026.

Independent Third-Party Proxy Advisory Recommendations

In relation to the Share Consolidation, ISS recommended voting FOR this resolution stating: “…the stock consolidation should have no direct impact on shareholder value and could enhance the long-term growth prospects of the Company by broadening its financing alternatives.”

ISS is a leading independent proxy voting and corporate governance advisory firm whose shareholder voting recommendations and analysis are subscribed to, and are relied upon, by many pension funds, investment managers, mutual funds and other institutional shareholders.

Dr. Allen Davidoff, CEO and XORTX, stated, “We are pleased to receive the news that an independent third-party proxy advisory firm, ISS, has recommended shareholders vote FOR all of the proposed resolutions. This endorsement truly underscores the strength of our proposals and affirms their alignment with shareholder interests. We appreciate the support and confidence expressed by these respected advisory firms.”

Shareholders Encouraged to Vote Ahead of the Proxy Deadline

The Board of Directors of XORTX recommends that Shareholders vote FOR ALL resolutions.

The proxy voting deadline is March 20, 2026. Shareholders are encouraged to vote well in advance of the proxy voting deadline to ensure your vote is submitted in a timely manner. Voting is easy. Shareholders may vote online, by telephone or any other methods provided in the form or proxy or voting instruction which have been included as part of the mailing.

Shareholders of record as of the close of business on February 20, 2026 are eligible to vote at the Meeting.

Shareholder Questions & Voting Assistance

Shareholders with questions or who require voting assistance may contact Laurel Hill Advisory Group, XORTX’s proxy solicitation agent:

North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Text Message: Text “INFO” to 416-304-0211 or 1-877-452-7184

Email: assistance@laurelhill.com

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO adavidoff@xortx.com or +1 403 455 7727	Nick Rigopulos, Director of Communications nick@alpineequityadv.com or +1 617 901 0785

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, the Company's beliefs, plans, goals, objectives, expectations, assumptions, estimates, intentions, future performance, other statements that are not historical facts and statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties, and other factors include, but are not limited to our ability to obtain additional financing; the accuracy of our estimates regarding expenses, future revenues and capital requirements; the success and timing of our preclinical studies and clinical trials; the performance of third-party manufacturers and contract research organizations; our plans to develop and commercialize our product candidates; our plans to advance research in other kidney disease applications; and, our ability to obtain and maintain intellectual property protection for our product candidates. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.